

Kirushanth Kumar · 3rd

Co Founder at Businessonbot (YC W21)

Chennai, Tamil Nadu, India · **Contact info**

500+ connections

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 **BusinessOnBot**

 **Y Combinator**

Experience



Co-Founder/Product
BusinessOnBot · Full-time
Sep 2020 – Present · 10 mos
Bengaluru, Karnataka, India



Product Manager
Kotak Mahindra Bank · Full-time
Jun 2018 – Sep 2020 · 2 yrs 4 mos
Bengaluru, Karnataka, India

Empowered AI solutions focussing on language processing and computer vision with special attention to biometrics, chatbots and robotic process automations.

Product Developer
Trektics Pvt. Ltd.
May 2017 – Aug 2017 · 4 mos
Chennai

Created smart contracts using Hyperledger to simplify cross border remittances which eliminate intermediaries and clearing houses. Developed a sample application in Ethereum, providing immutable transcripts



Core
Saarang
Apr 2016 – Mar 2017 · 1 yr
Chennai

Headed a team of 85 coordinators in India's largest ISO 9001 certified cultural festival valued at INR 15 million. Managed logistical and operational requirements of 100+ events and 5 professional shows budgeted at INR 30L



Business Analyst
HCL TalentCare
May 2016 – Jul 2016 · 3 mos
Chennai

Shaped Young Data Scientist Program, company's first employment program on Data Analytics to meet the increased market demand. Documented and furnished contents in collaboration with Wiley on R Programming, Probability and Statistics and Machine Learning

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Education



Y Combinator
2021 – 2021



Indian Institute of Technology, Madras
Bachelor of Technology (B.Tech.), Biological Engineering
2013 – 2018

Maharishi International Residential School
2011 – 2013

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Licenses & certifications



NSE Certified Investment Analyst Pro
National Stock Exchange of India Limited



NSE Certified Market Professional- Level 1
National Stock Exchange of India Limited



